SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Great Elm Capital Corp.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

390320109

(CUSIP NUMBER)

Adam M. Kleinman

200 Clarendon Street, 51st Floor

Boston, MA 02116

(617) 375-3019

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 3, 2016

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☐.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 91531F103	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MAST Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,935,800
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,935,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,935,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.0%
14	TYPE OF REPORTING PERSON* IA, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 91531F103	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David J. Steinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,935,800
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,935,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,935,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.0%
14	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D

This Schedule 13D (this “Schedule 13D”) is being filed on behalf of MAST Capital Management, LLC, a Delaware limited liability company (“MAST Capital”), and Mr. David J. Steinberg, the principal of MAST Capital (together with MAST Capital, the “Reporting Persons”), relating to Common Stock, par value $.01 per share (the “Common Stock”), of Great Elm Capital Corp., a Maryland corporation (the “Issuer”).

This Schedule 13D relates to Common Stock of the Issuer purchased by MAST Capital through the accounts of certain private funds (collectively, the “MAST Accounts”). MAST Capital serves as the investment manager to the MAST Accounts and may direct the vote and disposition of the 5,935,800 shares of Common Stock held by the MAST Accounts. As the principal of MAST Capital, Mr. Steinberg may direct the vote and disposition of the 5,935,800 shares of Common Stock held by the MAST Accounts.

Item 1.	Security and Issuer

Securities acquired: Common Stock, par value $.01 per share (the “Common Stock”).

Issuer:                 Great Elm Capital Corp.

                              200 Clarendon Street, 51st Floor

                              Boston, Massachusetts 02116

Item 2.	Identity and Background

(a) This Schedule 13D is jointly filed by MAST Capital and Mr. David J. Steinberg. Because Mr. Steinberg is the principal of MAST Capital, the Reporting Persons may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owners of all of the shares of Common Stock held by the MAST Accounts. The Reporting Persons are filing this Schedule 13D jointly, as they may be considered a “group” under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

(b) The principal place of business for each of the Reporting Persons is 200 Clarendon Street, 51st Floor, Boston, MA 02116.

(c) The principal occupation of Mr. Steinberg is serving as a principal of MAST Capital. The principal business of MAST Capital is acting as the investment adviser to the MAST Accounts.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) MAST Capital is organized under the laws of the State of Delaware. Mr. Steinberg is a citizen of the United States of America.

Item 3.	Source and Amount of Funds

On September 27, 2016, in connection with the Merger (as defined below), the MAST Accounts contributed a portfolio of debt instruments to the Issuer in exchange for an aggregate of 5,935,800 shares of the Issuer’s Common Stock as Reported in this Schedule 13D. Per the Subscription Agreement, dated as of June 23, 2016 (the “Subscription Agreement”), by and among the Issuer, Great Elm Capital Group, Inc., a Delaware corporation (“GEC”), and the MAST Accounts, such shares were issued to the MAST Accounts in exchange for contribution by the MAST Accounts of a portfolio of debt instruments whose fair value at September 30, 2016 was $90,537,004.83.

Item 4.	Purpose of the Transaction

On November 3, 2016, Full Circle Capital Corporation, a Maryland corporation (“Full Circle”), merged with and into the Issuer (the “Merger”), a newly formed entity with approximately $120 million in net assets, formed by the MAST Accounts and GEC. The Issuer is the surviving entity of the Merger and all employees of MAST Capital are also employees of Great Elm Capital Management Inc., the investment manager of the Issuer (“GECM”). The outstanding shares of Full Circle’s common stock that were outstanding immediately before the effective time of the Merger were converted into the right to receive 0.2219 shares of the Registrant’s common stock. The Agreement and Plan of Merger dated as of June 23, 2016 (the “Merger Agreement”) is incorporated herein by reference to the Issuer’s Form 425 filed with the Securities Exchange Commission on June 27, 2016.

As set forth in the Subscription Agreement, for so long as GEC and the MAST Accounts own at least 35% of the outstanding shares of Common Stock, they each have agreed to vote in the same proportion as other stockholders on: (i) amendments to the new investment management agreement for the Issuer; (ii) amendments to the Issuer’s certificate of incorporation; and (iii) selling any shares of Common stock below their net asset value. The Investment Management Agreement by and between the Issuer and GECM is incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed with the Securities Exchange Commission by the Issuer on November 7, 2016.

In addition, Peter Reed, a portfolio manager of MAST Capital, serves as the Chief Executive Officer of the Issuer and a member of the Board for an initial three year term.

The Reporting Persons obtained the Common Stock for the MAST Accounts based on the belief that such securities, when obtained, represented an attractive investment opportunity. Although the Reporting Persons have no specific plan or proposal to acquire or dispose of the Common Stock, consistent with their investment purpose, the Reporting Persons at any time and from time to time may acquire additional shares of Common Stock or dispose of any or all of their shares of Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.

Consistent with the Reporting Persons investment purpose, the Reporting Persons will engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer (the “Board”) and/or one or more representatives of the Issuer regarding the Issuer, including, but not limited to, regarding one or more seats on the board of directors of the Issuer and the Issuer’s operations. The Reporting Persons will discuss ideas with such persons that, if effected, may result in any of the following: the acquisition by persons of additional shares of Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer and/or changes in the board of directors or management of the Issuer.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of the Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a) The aggregate percentage of Common Stock reported to be owned by the Reporting Persons is based upon 12,889,052 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of November 3, 2016, as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission by the Issuer on November 7, 2016.

MAST Capital, as the investment manager of the MAST Accounts, may be deemed to beneficially own the 5,935,800 shares of Common Stock held by the MAST Accounts, representing approximately 46.0% of the issued and outstanding shares of Common Stock of the Issuer.

In addition, Mr. Steinberg, as the principal of MAST Capital, the investment manager of the MAST Accounts, may also be deemed to beneficially own the 5,935,800 shares of Common Stock beneficially owned by the MAST Accounts, representing approximately 46.0% of the issued and outstanding shares of Common Stock of the Issuer.

MAST Capital and Mr. Steinberg disclaim beneficial ownership of the Common Stock held by the MAST Accounts except to the extent of their pecuniary interest therein.

(b) MAST Capital and Mr. Steinberg have the shared power to vote and dispose of the Common Stock owned by the MAST Accounts reported in this Schedule 13D.

The filing of this Schedule 13D shall not be construed as admission that MAST Capital or Mr. Steinberg is, for the purposes of Section 13(d) or 13(g) of the Act, or otherwise, the beneficial owner of any of the 5,935,800 shares of Common Stock owned by the MAST Accounts. Pursuant to Rule 13d-4, MAST Capital and Mr. Steinberg disclaim all such beneficial ownership.

(c) There have been no transactions in the Common Stock during the past sixty (60) days by the Reporting Persons.

(d) The 5,935,800 shares of Common Stock held by the MAST Accounts consists of the following amounts: (i) 2,656,484 shares of Common Stock held by Mast Credit Opportunities I Master Fund Limited; (ii) 3,104,561 shares of Common Stock held by Mast Select Opportunities Master Fund LP; and (iii) 174,755 shares of Common Stock held by Mast Admiral Master Fund LP.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Item 4 are incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement by and between MAST Capital and Mr. Steinberg dated November 14, 2016.

Exhibit 99.2	Subscription Agreement dated as of June 23, 2016 incorporated by reference to the Issuer’s Form 425 filed with the Securities Exchange Commission on June 27, 2016.

Exhibit 99.2	Agreement and Plan of Merger dated as of June 23, 2016 incorporated by reference to the Issuer’s Form 425 filed with the Securities Exchange Commission on June 27, 2016.

Exhibit 99.3	Investment Management Agreement by and between the Issuer and GECM is incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed with the Securities Exchange Commission by the Issuer on November 7, 2016.

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2016

MAST CAPITAL MANAGEMENT, LLC

By:	/s/ David J. Steinberg
David J. Steinberg
Authorized Signatory

/s/ David J. Steinberg
David J. Steinberg